Exhibit 99.2

GENETIC TECHNOLOGIES LIMITED

A.B.N. 17 009 212 328

Half-Year Financial Report

for the period ended

31 DECEMBER 2006

GENETIC TECHNOLOGIES LIMITED	2006 Half-Year Financial Report

DIRECTORS’ REPORT

The Directors submit the financial report of Genetic Technologies Limited (“GTG” and the “Company”) and the entities it controlled for the half-year ended 31 December 2006.

Directors

The names of the Directors of the Company in office during the half-year and until the date of this Report are as stated below. All Directors were in office for the entire period, with the exception of Mr. Carruthers (see below).

Henry Bosch AO (Non-Executive Chairman)

Dr. Mervyn Jacobson (Chief Executive Officer)

Fred Bart

David Carruthers

John S. Dawkins AO

In addition to the above, Prof. Deon J. Venter served as a Director of the Company from 1 July 2006 until his resignation on 23 August 2006. Mr. Robert J. Edge also served as a Director of the Company from 1 July 2006 until his retirement on 17 November 2006. Finally, Mr. Carruthers was appointed as a Director of the Company on 26 February 2007.

Review and results of operations

The consolidated entity continues to operate in the biotechnology sector. The net loss of the consolidated entity for the financial half-year ended 31 December 2006 was $(5,310,124).

Following the successful resolution of the patent dispute with Applera Corporation in late December 2005, the Company has been actively pursuing various ways in which its licensing program may be expanded. Such activities have included the recruitment of additional internal resources in Melbourne and the appointment of external licensing contractors in both USA and Europe. It is anticipated that these and other activities will result in an expansion of the Company’s existing licensing program, with further licenses to the Company’s non-coding technology being granted in the second half of the 2007 financial year.

It was pleasing to note that total consolidated revenues from the Company’s genetic testing business for the period under review increased by approximately 15% as compared to the revenues generated during the corresponding previous half-year. Further marketing initiatives are currently underway which will hopefully result in continued increases in revenue from this important part of the Company’s business.

During the half-year, several of the Company’s later-stage research and development projects made significant strides towards commercialisation, with independent trials now being initiated in three of these important projects. Details will be provided to the Market at the appropriate time.

On 26 February 2007, Mr. David Carruthers was appointed as a Director of the Company.

Finally, during the period covered by this Report, Prof. Deon Venter and Mr. Robert Edge resigned and retired from the Board, respectively. The Board would like to thank them both for their contribution to the Company and to wish them well in their future endeavours.

Further information concerning the operations and financial condition of the consolidated entity can be found in the financial report and in releases made by the Company to the Australian Stock Exchange (ASX) during the half-year.

GENETIC TECHNOLOGIES LIMITED	2006 Half-Year Financial Report

DIRECTORS’ REPORT (cont.)

Auditor’s independence declaration

The Company has obtained an independence declaration from its auditors, Ernst & Young, which has been reproduced on page 3 of this Report.

Signed in accordance with a resolution of the Directors.

HENRY BOSCH AO

Non-Executive Chairman

Melbourne, 26 February 2007

GENETIC TECHNOLOGIES LIMITED	2006 Half-Year Financial Report

GENETIC TECHNOLOGIES LIMITED	2006 Half-Year Financial Report

CONDENSED INCOME STATEMENT

Half-year ended 31 December 2006

		Consolidated
		Half-year ended	Half-year ended
		31 December 2006	31 December 2005
	Notes	$	$

Continuing operations
Revenue	2	4,043,530	6,712,638
Expenses	2	(9,378,416)	(9,778,286)

Loss before income tax expense		(5,334,886)	(3,065,648)
Income tax expense		-	-

Loss after income tax expense		(5,334,886)	(3,065,648)
Net (profit) / loss attributable to minority interest		24,762	(7,183)

Net loss attributable to members of Genetic Technologies Limited		(5,310,124)	(3,072,831)

Basic loss per share (cents per share)		(1.5)	(0.8)
Diluted loss per share (cents per share)		(1.5)	(0.8)

GENETIC TECHNOLOGIES LIMITED	2006 Half-Year Financial Report

BALANCE SHEET

As at 31 December 2006

	Consolidated
	As at	As at
	31 December 2006	30 June 2006
	$	$

ASSETS
Current assets
Cash and cash equivalents	9,511,627	11,885,247
Trade and other receivables	1,392,342	1,401,468
Prepayments	320,711	587,988
Other financial assets	85,963	85,963

Total current assets	11,310,643	13,960,666

Non-current assets
Prepayments	21,164	42,603
Available-for-sale investments	634,209	673,595
Property, plant and equipment	2,004,990	2,265,787
Intangible assets and goodwill	15,002,256	16,774,256

Total non-current assets	17,662,619	19,756,241

Total assets	28,973,262	33,716,907

LIABILITIES
Current liabilities
Trade and other payables	1,879,473	1,410,378
Interest-bearing liabilities	519,240	490,379
Deferred revenue	76,218	33,679
Withholding tax payable	656,444	600,466
Provisions	447,890	411,310

Total current liabilities	3,579,265	2,946,212

Non-current liabilities
Interest-bearing liabilities	259,716	491,729
Provisions	46,187	36,827

Total non-current liabilities	305,903	528,556

Total liabilities	3,885,168	3,474,768

Net assets	25,088,094	30,242,139

EQUITY
Contributed equity	70,243,996	70,243,996
Reserves	1,418,365	1,237,524
Accumulated losses	(46,724,681)	(41,414,557)

Parent interests	24,937,680	30,066,963
Minority interests	150,414	175,176

Total equity	25,088,094	30,242,139

GENETIC TECHNOLOGIES LIMITED	2006 Half-Year Financial Report

STATEMENT OF CASH FLOWS

Half-year ended 31 December 2006

	Consolidated
	Half-year ended	Half-year ended
	31 December 2006	31 December 2005
	$	$

Cash flows used in operating activities
Receipts from customers	3,281,267	6,214,329
Payments to suppliers and employees	(5,796,861)	(9,284,225)
Other income	537,362	200,547
Interest received	289,195	429,105
Borrowing costs	(51,829)	(58,159)

Net cash flows used in operating activities	(1,740,866)	(2,498,403)

Cash flows used in investing activities
Purchase of property, plant and equipment	(122,708)	(70,597)

Net cash flows used in investing activities	(122,708)	(70,597)

Cash flows used in financing activities
Repayment of finance lease principal	(247,515)	(213,862)
Advances to third parties	(83,293)	-

Net cash flows used in financing activities	(330,808)	(213,862)

Net decrease in cash and cash equivalents	(2,194,382)	(2,782,862)
Cash and cash equivalents at the beginning of the period	11,885,247	18,414,017
Net foreign exchange difference	(179,238)	58,031

Cash and cash equivalents at the end of the period	9,511,627	15,689,186

GENETIC TECHNOLOGIES LIMITED	2006 Half-Year Financial Report

STATEMENT OF CHANGES IN EQUITY

Half-year ended 31 December 2006

	Contributed equity	Reserves	Accumulated losses	Parent interests	Minority interests	Total equity
	$	$	$	$	$	$
At 1 July 2005	70,235,396	708,462	(33,425,145)	37,518,713	164,526	37,683,239

Movements for the period
Currency translation differences	-	58,031	-	58,031	-	58,031

Total income and expense for the period recognised directly in equity	-	58,031	-	58,031	-	58,031
Income / (loss) for the period	-	-	(3,072,831)	(3,072,831)	7,183	(3,065,648)

Total income / (expense) for the period	-	58,031	(3,072,831)	(3,014,800)	7,183	(3,007,617)
Issue of ordinary shares	8,600	-	-	8,600	-	8,600
Share-based payments	-	250,877	-	250,877	-	250,877

Net movements for the period	8,600	308,908	(3,072,831)	(2,755,323)	7,183	(2,748,140)

At 31 December 2005	70,243,996	1,017,370	(36,497,976)	34,763,390	171,709	34,935,099

At 1 July 2006	70,243,996	1,237,524	(41,414,557)	30,066,963	175,176	30,242,139

Movements for the period
Currency translation differences	-	13,218	-	13,218	-	13,218

Total income and expense for the period recognised directly in equity	-	13,218	-	13,218	-	13,218
Income / (loss) for the period	-	-	(5,310,124)	(5,310,124)	(24,762)	(5,334,886)

Total income / (expense) for the period	-	13,218	(5,310,124)	(5,296,906)	(24,762)	(5,321,668)
Share-based payments	-	167,623	-	167,623	-	167,623

Net movements for the period	-	180,841	(5,310,124)	(5,129,283)	(24,762)	(5,154,045)

At 31 December 2006	70,243,996	1,418,365	(46,724,681)	24,937,680	150,414	25,088,094

GENETIC TECHNOLOGIES LIMITED	2006 Half-Year Financial Report

NOTES TO THE HALF-YEAR FINANCIAL STATEMENTS

Half-year ended 31 December 2006

NOTE 1: Summary of significant accounting policies

The Half-Year Financial Report does not include all notes of the type normally included within the Annual Financial Report and therefore cannot be expected to provide as full an understanding of the financial performance, financial position and financing and investing activities of the consolidated entity as the full Financial Report.

The Half-Year Financial Report should be read in conjunction with the Annual Financial Report of Genetic Technologies Limited as at 30 June 2006, which was prepared based on Australian Accounting Standards, which include Australian equivalents to International Financial Reporting Standards (“AIFRS”).

It is also recommended that the Half-Year Financial Report be considered together with any public announcements made by Genetic Technologies Limited and its controlled entities during the half-year ended 31 December 2006 in accordance with continuous disclosure obligations arising under the Corporations Act 2001.

The same accounting policies and methods of computation have been followed in the interim financial report for the half-year ended 31 December 2006 as compared to the annual financial report for the year ended 30 June 2006. New or amended Australian Accounting Standards and Interpretations that were applicable to the Company from 1 July 2006 did not have any impact on the interim financial report for the half-year ended 31 December 2006.

Basis of accounting and statement of compliance

The Half-Year Financial Report is a general-purpose financial report, which has been prepared in accordance with the requirements of the Corporations Act 2001, and complies with applicable Accounting Standards including AASB 134 “Interim Financial Reporting” and other mandatory professional requirements.

The Half-Year Financial Report has been prepared on an historical cost basis, except for investments classified as available-for-sale that have been measured at fair value. For the purpose of preparing the Half-Year Financial Report, the half-year has been treated as a discrete reporting period.

Consolidated
Half-year ended	Half-year ended
31 December 2006	31 December 2005
$	$

NOTE 2: Revenues and expenses

Loss before income tax expense includes the following revenues and expenses whose disclosure is relevant in explaining the performance of the entity:

Revenues

License fees received	235,166	3,095,855
Royalties and annuities received	1,515,983	1,272,290
Rendering of testing services	1,503,999	1,310,458
Grant income	481,689	444,883
Interest received	292,189	449,471
Net foreign exchange gains	-	135,854
Other income	14,504	3,827

Total revenues	4,043,530	6,712,638

GENETIC TECHNOLOGIES LIMITED	2006 Half-Year Financial Report

Consolidated
31 December 2006	30 June 2006
$	$

NOTE 2: Revenues and expenses (cont.)

Expenses

Administrative expenses	(356,434)	(424,003)
Amortisation	(2,047,902)	(2,054,677)
Depreciation	(290,699)	(330,507)
Employee benefits expenses	(2,495,277)	(2,600,610)
Insurance	(147,580)	(182,017)
Legal and patent expenses	(365,759)	(1,080,928)
Marketing and promotion expenses	(359,421)	(248,374)
Net foreign exchange losses	(229,724)	-
Rent and outgoings	(256,322)	(243,082)
Research and development expenses	(793,569)	(665,812)
Royalties, license fees and commissions	(156,864)	(24,527)
Share-based payments expense	(167,623)	(250,877)
Testing supplies and services	(1,221,446)	(999,361)
Travel and accommodation	(262,936)	(236,451)
Withholding tax	(98,243)	(245,016)
Other expenses	(128,617)	(192,044)

Total expenses	(9,378,416)	(9,778,286)

NOTE 3: Dividends paid and proposed

No dividends were paid during the half-year ended 31 December 2006 and no dividends were proposed.

NOTE 4: Segment reporting

Business segments

The following table presents the revenue and loss information regarding business segments for the half-years ended 31 December 2006 and 31 December 2005, respectively.

Segment	Biotechnology		Investment		Consolidated
Half-year ended 31 December	2006 $	2005 $	2006 $	2005 $	2006 $	2005 $
Segment revenue
Sales	3,255,148	5,678,603	-	-	3,255,148	5,678,603
Other revenues	496,193	584,564	292,189	449,471	788,382	1,034,035

Total segment revenue	3,751,341	6,263,167	292,189	449,471	4,043,530	6,712,638

Segment result	(5,587,689)	(3,539,793)	252,803	474,145	(5,334,886)	(3,065,648)

GENETIC TECHNOLOGIES LIMITED	2006 Half-Year Financial Report

NOTE 5: Contingent assets and liabilities

On 12 December 2005, the Company announced that it had reached a final settlement of its patent dispute with Applera Corporation. As part of the settlement, the parties had executed a number of binding agreements, including a supply agreement, pursuant to which Applera agreed to supply the Company with certain Applera equipment and reagents which the Company uses in its genetic testing business. The total value of these credits was $8,547,500, comprising equipment credits to the value of $4,602,500 and reagent credits to the value of $3,945,000. During the period ended 31 December 2006, the Company had drawn down equipment and reagents under the supply agreement with a total of $1,254,386. Accordingly, as at 31 December 2006, the Company had a contingent asset representing remaining credits available to it with a total value of $7,293,114.

The Group has been notified of a number of native title claims under the Commonwealth Native Title Act, 1993, covering exploration tenements in the North Laverton Joint Venture in Western Australia in which the Group has a direct equity interest. Until further information regarding the claims and the affected area becomes available, the Group will not be in a position to assess the likely effect, if any, of any claim. However, the Directors expect that existing exploration will not be materially affected by any claim or the claims in aggregate. Further, in respect of the North Laverton Joint Venture, the Company has been advised that potential rehabilitation works on the tenements held by the Joint Venture may one day be required. The estimated amount of this contingent liability which may be payable by the Company is in the order of $120,000 as at balance date.

Apart from the above, there have been no changes to the contingent assets and liabilities which were disclosed in the Company’s Financial Report for the year ended 30 June 2006.

NOTE 6: Events after the balance sheet date

On 26 February 2007, Mr. David Carruthers was appointed as a Director of the Company.

Apart from the above, there were no events which have occurred after balance sheet date.

GENETIC TECHNOLOGIES LIMITED	2006 Half-Year Financial Report

DIRECTORS’ DECLARATION

In accordance with a resolution of the Directors of Genetic Technologies Limited, I state that:

In the opinion of the Directors:

(a)	the financial report and notes of the consolidated entity are in accordance with the Corporations Act 2001, including:
(i)	giving a true and fair view of the Group’s financial position as at 31 December 2006 and of their performance for the half-year ended on that date of the consolidated entity; and
(ii)	complying with Accounting Standard AASB 134 “Interim Financial Reporting” and the Corporations Regulations 2001; and
(b)	there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable.

On behalf of the Board

HENRY BOSCH AO

Non-Executive Chairman

Melbourne, 26 February 2007

Auditor’s Independence Declaration to the Directors of Genetic Technologies Limited

In relation to our review of the financial report of Genetic Technologies Limited for the half-year ended 31 December 2006, to the best of my knowledge and belief, there have been no contraventions of the auditor independence requirements of the Corporations Act 2001 or any applicable code of professional conduct.

Ernst & Young

A. J. Pititto

Partner

Melbourne

26 February 2007

3

Liability limited by a scheme approved under

Professional Standards Legislation.

To the members of Genetic Technologies Limited

Report on the Half-Year Consolidated Condensed Financial Report

We have reviewed the accompanying half year financial report of Genetic Technologies Limited and the entities it controlled during the half year, which comprises the balance sheet as at 31 December 2006, and the condensed income statement, statement of changes in equity and cash flow statement for the period ended on that date, other selected explanatory notes and the directors’ declaration.

Directors’ Responsibility for the Half Year Consolidated Financial Report

The directors of the company are responsible for the preparation and fair presentation of the half year financial report in accordance with Australian Accounting Standards (including the Australian Accounting Interpretations) and the Corporations Act 2001. This responsibility includes designing, implementing and maintaining internal controls relevant to the preparation and fair presentation of the half year financial report that is free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

Auditor’s Responsibility

Our responsibility is to express a conclusion on the half year financial report based on our review. We conducted our review in accordance with Auditing Standard on Review Engagements ASRE 2410 Review of an Interim Financial Report Performed by the Independent Auditor of the Entity, in order to state whether, on the basis of the procedures described, we have become aware of any matter that makes us believe that the financial report is not in accordance with the Corporations Act 2001 including: giving a true and fair view of the consolidated entity’s financial position as at 31 December 2006 and its performance for the half year ended on that date; and complying with Accounting Standard AASB 134 Interim Financial Reporting and the Corporations Regulations 2001 and other mandatory financial reporting requirements in Australia. As the auditor of Genetic Technologies Limited and the entities it controlled during the half year ended 31 December 2006, ASRE 2410 requires that we comply with the ethical requirements relevant to the audit of the annual financial report.

A review of a half year consolidated financial report consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Australian Auditing Standards and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Liability limited by a scheme approved under

Professional Standards Legislation.

Independence

In conducting our review, we have complied with the independence requirements of the Corporations Act 2001. We have given to the directors of the company a written Auditor’s Independence Declaration, a copy of which is included in the Directors’ Report.

Conclusion

Based on our review, which is not an audit, we have not become aware of any matter that makes us believe that the interim financial report of Genetic Technologies Limited and the entities it controlled during the half year ended 31 December 2006, is not in accordance with:

(a)	the Corporations Act 2001, including:
(i)	giving a true and fair view of the consolidated entity’s financial position as at 31 December 2006 and of its performance for the half year ended on that date; and
(ii)	complying with Accounting Standard AASB 134 Interim Financial Reporting and the Corporations Regulations 2001; and
(b)	other mandatory financial reporting requirements in Australia.

Ernst & Young

A. J. Pititto

Partner

Melbourne

26 February 2007